787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 14, 2020

Via EDGAR Submission and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Valian A. Afshar, Special Counsel

Re:	Virtusa Corporation

Preliminary Proxy Statement filed on August 5, 2020

Filed by New Mountain Vantage Advisers, L.L.C., et al.

File No. 001-33625

Schedule 13D filed on July 6, 2020

Filed by New Mountain Vantage Advisers, L.L.C., et al.

File No. 005-83755

Dear Mr. Afshar:

This letter is submitted on behalf of New Mountain Vantage Advisers, L.L.C. (“New Mountain”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to New Mountain’s preliminary proxy statement filed on August 5, 2020 (the “Preliminary Proxy Statement”) and Schedule 13D filed on July 6, 2020 (the “Schedule 13D”), in each case, regarding Virtusa Corporation (the “Company”), as set forth in the Staff’s letter, dated August 11, 2020, to Jared Fertman, Esq. (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

The responses provided herein are based upon information provided to Willkie Farr & Gallagher LLP by New Mountain.

Preliminary Proxy Statement

General

1.    Please confirm that you will post your proxy materials on a specified, publicly- accessible website (other than the SEC’s EDGAR website) and provide stockholders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Exchange Act Rule 14a-16(l) and Exchange Act Release No. 56135.

NEW YORK         WASHINGTON         HOUSTON         PALO ALTO         SAN FRANCISCO         CHIGACO         PARIS         LONDON         FRANKFURT         BRUSSELS         MILAN         ROME

Valian A. Afshar, Special Counsel

August 14, 2020

Page | 2

Response to Comment No. 1: New Mountain respectfully acknowledges the Staff’s comment and confirms that it will post its proxy materials on a specified, publicly-accessible website (other than the SEC’s EDGAR website) and provide stockholders with a notice informing them that the materials are available and explaining how to access those materials.

2.    Please clarify, in the appropriate section of the proxy statement, that broker non-votes will not occur as a result of the contested nature of the Annual Meeting. See page 2 of the Company’s revised preliminary proxy statement filed on August 10, 2020.

Response to Comment No. 2: New Mountain respectfully advises the Staff that it will update its disclosure in the Preliminary Proxy Statement to clarify that broker non-votes will not occur as a result of the contested nature of the Annual Meeting.

Reasons for Our Solicitation, page 5

3.    Notwithstanding the fact that it is characterized as a statement of belief, please revise the preliminary proxy statement to provide support for the statement that “the Company is beset with poor profit margins, a lack of revenue diversification, significant earnings volatility, weak earnings per share growth, a flawed management compensation structure, poor capital allocation and material corporate governance deficiencies.” Although the subsequent sentence refers to “the press release and accompanying letter to the Board filed with the SEC on June 22, 2020,” the contents of that press release and letter have not been either reproduced in the proxy statement or incorporated by reference therein.

Response to Comment No. 3: New Mountain respectfully advises the Staff that it will update its disclosure in the Preliminary Proxy Statement to incorporate by reference the contents of the press release and accompanying letter to the Board filed with the SEC on June 22, 2020.

Election of Directors, page 6

4.    We note the statement on pages 6 and 14 that “the NMV Entities reserve the right to request the appointment or election of substitute persons for any of the NMV Nominees” upon the occurrence of certain events. Please confirm in your response letter that the NMV Alternates are the only substitute persons that the NMV Entities would so appoint or elect. Alternatively, please confirm that in the event a substitute nominee is selected prior to the Annual Meeting who is not a NMV Alternate, you will file and disseminate a revised proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response to Comment No. 4: New Mountain respectfully advises the Staff that it does not expect to select a substitute nominee who is not a NMV Alternate prior to the Annual Meeting. In the unlikely event that New Mountain selects a substitute nominee who is not a NMV Alternate prior to the Annual Meeting, New Mountain will file and disseminate a

Valian A. Afshar, Special Counsel

August 14, 2020

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revised proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Schedule 13D

5.    The disclosure in Item 6 of the Schedule 13D filed July 6, 2020 indicates that New Mountain Vantage Co-Invest II, L.P. is a party to Cash Derivative Agreements that reference shares of the Company’s Common Stock. Please file as exhibits to the Schedule 13D the underlying agreements referenced in Item 6. See Item 7 of Schedule 13D.

Response to Comment No. 5: New Mountain respectfully acknowledges the Staff’s comment and respectfully submits to the Staff that the Cash Derivative Agreements are not required to be filed as exhibits to the Schedule 13D pursuant to Item 7 of Schedule 13D.

Item 7 of Schedule 13D states:

The following shall be filed as exhibits: Copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to: (1) The borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

New Mountain respectfully submits that the first portion of the introductory clause and items (1) and (2), in each case, of Item 7, are inapplicable on their face to the Cash Derivative Agreements. In respect of item (3) of Item 7, the Cash Derivative Agreements do not provide for the transfer or voting of the referenced shares of the Company’s Common Stock, nor do they provide for finder’s fees, joint ventures, guarantees of loans or the giving of withhold of any proxy. Further, the Cash Derivative Agreements, which are cash-settled, are not equivalent to options, puts or calls, which are equity-settled. Finally, the Cash Derivative Agreements, which increase in value only if the shares of the Company’s Common Stock increase in value and require payment if the shares of the Company’s Common Stock fall in value, do not provide guarantees against loss or of profit.

For the foregoing reasons, while New Mountain described the Cash Derivative Agreements under Item 6 of Schedule 13D out of an abundance of caution, New Mountain respectfully submits to the Staff that the Cash Derivative Agreements are not required to be filed as exhibits to the Schedule 13D pursuant to Item 7 of Schedule 13D.

Valian A. Afshar, Special Counsel

August 14, 2020

Page | 4

In addition, New Mountain respectfully submits that other Schedule 13D filers with agreements similar to the Cash Derivative Agreements similarly did not file such agreements as exhibits to Schedule 13D pursuant to Item 7. See, for example, (i) the Schedule 13D of Elliott Associates, L.P. filed March 26, 2018, as amended December 11, 2018 and May 31, 2019; (ii) the Schedule 13D of Wellington Management Group LLP filed February 27, 2019; and (iii) the Schedule 13D of Icahn Capital LP filed February 19, 2019, as amended March 4, 2019, March 8, 2019, March 11, 2019, March 29, 2019, June 25, 2019, August 8 2019 and July 21, 2020.

6.    We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.

Response to Comment No. 6: New Mountain respectfully acknowledges the Staff’s comment.

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Valian A. Afshar, Special Counsel

August 14, 2020

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Please do not hesitate to call Russell Leaf at (212) 728-8593 or the undersigned at (212) 728-8670 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Jared Fertman

Jared Fertman

Willkie Farr & Gallagher LLP

cc: New Mountain Vantage Advisers, L.L.C.